

July 19, 2010

Paul F. Hughes, Chief Financial Officer
Care Investment Trust Inc.
505 Fifth Avenue, 6th Floor
New York, NY 10017

     Re: **Care Investment Trust Inc.**
                Amendment No. 2 to Preliminary Proxy Statement on
                Schedule 14A
                Filed June 4, 2010
                File No. 001-33549

Dear Mr. Hughes:

     We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          Karen J. Garnett
                          Assistant Director